EXHIBIT 21.01

List of Subsidiaries

Name	Jurisdiction of Incorporation
GoPro Australia Pty Ltd	Australia
GoPro do Brasil Participações Ltda.	Brazil
GoPro Philippines Ltd.	Cayman Islands
GoPro Technology (Shenzhen) Limited	China
GoPro Trading (Shanghai) Limited	China
GoPro Technology France SAS	France
GoPro GmbH	Germany
GoPro Hong Kong Limited	Hong Kong
GoPro GK	Japan
GoPro Coöperatief U.A.	The Netherlands
GoPro Holding B.V.	The Netherlands
GoPro International B.V.	The Netherlands
GoPro Bucharest S.R.L.	Romania
GoPro Media (UK) Ltd.	United Kingdom
GoPro Care, Inc.	United States
GoPro Care Services, Inc.	United States
GoPro Holdco, Inc.	United States
GoPro Mobility (U.S.), LLC	United States